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================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

                             TENDER OFFER STATEMENT
                            Under Section 14 (D) (1)
          or Section 13 (E) (1) of the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              HEADHUNTER.NET, INC.
                       (Name of Subject Company (Issuer))
                               CB MERGER SUB, INC.
                              CAREER HOLDINGS, INC.
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                 (including the associated junior participating
                        preferred stock purchase rights)
                         (Title of Class of Securities)

                                    422077107
                      (CUSIP Number of Class of Securities)

                                 James A. Tholen
                              Career Holdings, Inc.
                            10790 Parkridge Boulevard
                                    Suite 200
                             Reston, Virginia 20191
                            Telephone: (703) 259-5500

         (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                              Donald L. Toker, Jr.
                                Hale and Dorr LLP
                               11951 Freedom Drive
                                   Suite 1400
                             Reston, Virginia 20190
                            Telephone: (703) 654-7000

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                            CALCULATION OF FILING FEE

Transaction Valuation*:  $206,124,816           Amount of Filing Fee**:  $41,225
-------
* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes (i) the purchase of 20,407,872 shares of common stock, par value $.01 per share, of HeadHunter.NET, Inc. (the "Common Stock"), including the associated junior participating preferred stock purchase rights (with the Common Stock, the "Shares"), at a price per share of $9.25 in cash, (ii) cash payments made with respect to 2,427,765 options with an average exercise price of $5.89 per share and (iii) cash payments made with respect to 827,226 warrants with an average exercise price of $3.69 per share. The cash payments made with respect to each of the options and the warrants represents the difference between the exercise price of the option or warrant and $9.25. The number of Shares, options and warrants described in items (i), (ii) and (iii) represent all of the outstanding Shares and all options and warrants with an exercise price of less than $9.25 per share of HeadHunter.NET, Inc. as of August 28, 2001.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:   $41,225       Filing Party:  Career Holdings, Inc.
         Form or Registration No.: Schedule TO   Date Filed:    August 31, 2001


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]  third-party tender offer subject to Rule 14d-1.
         [_]   issuer tender offer subject to Rule 13e-4.
         [_]   going-private transaction subject to Rule 13e-3.
         [_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


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         This Amendment No. 3 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed by CB Merger Sub, Inc., a Georgia corporation ("Purchaser"), and Career Holdings, Inc., a Delaware corporation ("Career Holdings"), on August 31, 2001, as amended (the "Schedule TO"), relating to the offer to purchase all issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of HeadHunter.NET, Inc., a Georgia corporation (the "Company"), including the associated junior participating preferred stock purchase rights (the "Rights" and, together with the Company Common Stock, the "Shares") issued pursuant to a Shareholder Protection Rights Agreement, dated as of April 15, 2000, between the Company and American Stock Transfer & Trust Company, as amended by Amendment No. 1 to the Shareholder Protection Rights Agreement, dated as of February 27, 2001, and by Amendment No. 2 to the Shareholder Protection Rights Agreement, dated as of August 24, 2001, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Item 5 ("Past Contacts, Transactions, Negotiations and Agreements"), Item 6 ("Purpose of the Transaction and Plans or Proposals") and Item 11 ("Additional Information").

         Items 5, 6 and 11 of the Schedule TO are hereby amended and supplemented as follows:

         Section 13 of the Offer to Purchase ("Purpose of the Offer; Plans for Headhunter") is hereby amended and supplemented by adding the following paragraphs after the eighth paragraph:

         "On September 18, 2001, Headhunter entered into a loan and security agreement with Career Holdings (the "Career Holdings Credit Agreement") pursuant to which Career Holdings has extended a $15.0 million term loan to Headhunter, the proceeds of which were used to refinance all outstanding indebtedness of Headhunter under the Omnicom Credit Agreement and the Wachovia Credit Agreement. All unpaid amounts of principal and interest under both the Omnicom Credit Agreement and the Wachovia Credit Agreement were paid in full on September 18, 2001. The outstanding principal amount and interest of the term loan under the Career Holdings Credit Agreement shall be payable as follows: (i) interest is due and payable monthly, (ii) $5.0 million shall be due and payable on November 12, 2002, and (iii) all remaining outstanding principal and accrued but unpaid interest shall be due and payable on June 30, 2003. In addition, all amounts outstanding under the Career Holdings Credit Agreement will be immediately due and payable if the Merger Agreement is terminated due to (i) certain willful breaches of the Merger Agreement by Headhunter or (ii) Headhunter's acceptance of a competing tender offer or entrance into another acquisition transaction with a third party, under certain circumstances. The interest rate is based on the prime rate publicly designated from time to time by The Wall Street Journal plus 200 basis points. As of the date of the Career Holdings Credit Agreement, such prime rate was 6.50%. As of September 20, 2001, there was $15.0 million outstanding under the Career Holdings Credit Agreement.

         The foregoing summary is qualified in its entirety by reference to the Career Holdings Credit Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that we filed with the SEC, which you may examine and copy as set forth in Section 8."

     Item 5(b) of the Schedule TO is hereby amended and supplemented by adding the following sentence:

         "The information set forth under Section 13 ("Purpose of the Offer; Plans for Headhunter") in the Offer to Purchase is also incorporated herein by reference."


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Item 12 ("Exhibits").

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(d)(11) Loan and Security Agreement by and between HeadHunter.NET, Inc. and Career Holdings, Inc., dated September 18, 2001.



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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                CAREER HOLDINGS, INC.


Date:  September 20, 2001                       By: /s/ James A. Tholen
                                                   ----------------------------
                                                Name:  James A. Tholen
                                                Title: Vice President


                                                CB MERGER SUB, INC.


Date:  September 20, 2001                       By: /s/ James A. Tholen
                                                   ----------------------------
                                                Name:  James A. Tholen
                                                Title: President


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                                  EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION

(d)(11) Loan and Security Agreement by and between HeadHunter.NET, Inc. and Career Holdings, Inc., dated September 18, 2001.